

May 27, 2011

Mr. Matthieu Bucaille
Chief Financial Officer
Lazard Ltd
30 Rockefeller Plaza
New York, NY 10020

> **RE: Lazard Ltd**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Form 10-Q for the Fiscal Quarter ended March 31, 2011**
> **Schedule 14A filed on March 18, 2011**
> **File No. 1-32492**

Dear Mr. Bucaille:

We have reviewed these filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Business Environment, page 37

Financial Advisory, page 38

1. We note your disclosure on page 39 that you are "continuing to evaluate the potential impact of state, local and other restrictions on [y]our Private Fund Advisory business." We note substantially similar disclosure in your Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2011. In future filings, to the extent that this issue remains material, please update your disclosure

to provide management's then current views on, or assessment of, this issue. In doing so, please evaluate whether you should also update your risk factor disclosure.

Liquidity and Capital Resources, page 59

2. Given your significant foreign operations, please consider enhancing your liquidity disclosure in future filings to address the following:
   - Disclose the amount of foreign cash and cash equivalents and short-term investments you have as compared to your total amount of cash and cash equivalents and short-term investments as of December 31, 2010; and
   - Discuss the fact that if the foreign cash and cash equivalents and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

   Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a. Please show us supplementally what the revised disclosures will look like.

Item 8 – Financial Statements and Supplementary Data, page 71

Note 14 – Commitments and Contingencies, page 103

Legal, page 104

3. You disclose that you believe the results of legal matters will not have a material adverse effect on your financial condition but might be material to your operating results or cash flows for any particular period. Please disclose in future filings, if true, that the results of legal matters will not have a material effect as opposed to a material adverse effect. In addition, please disclose one of the following:
   - The amount or range of reasonably possible losses above the amount accrued.
   - Any such amount above the amount accrued is not material to the financial statements.
   - The amount cannot be estimated, along with disclosure describing why not.

   To the extent you are not able to estimate the amount or range of reasonably possible losses above the amount accrued, please also supplementally provide us with a specific and comprehensive discussion of your efforts to make an estimate as of December 31, 2010 and March 31, 2011, along with a description of the procedures you have in place to attempt make an estimate in future periods. In addition, your current disclosures regarding your legal proceedings here and elsewhere in the filing are very general in nature. Please disclose in greater detail

the specific nature each contingency or group of similar contingencies. Refer to
ASC 450-20-50. Please show us supplementally what the revised disclosures will
look like.

Note 19 – Income Taxes, page 120

4. Please disclose in future filings the amount of unrepatriated foreign earnings for
which U.S. taxes have not been provided and explain why they have not been
provided. Refer to ASC 740-30-25-17. Please show us supplementally what the
revised disclosures will look like.

Item 15 - Exhibits and Financial Statement Schedules, page 138

5. We note that you do not appear to have publicly filed the schedules and exhibits
to your credit facility listed as Exhibit 10.4. Please file your complete credit
facility, including all of its schedules and exhibits, with your next periodic report
or, if you wish, a current report on Form 8-K.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED ON MARCH 18, 2011

Compensation Discussion and Analysis, page 19

Executive Summary, page 19

Compensation Governance, page 20

6. We note your statement that the total direct compensation paid to your named
executive officers "was at a level within the range of the comparator group of
similar investment firms that the Compensation Committee determined to be
sufficiently competitive for 2010." This analysis appears to be the basis for your
conclusion in the bulleted statement that "Compensation paid to the named
executive officers has been reasonable relative to our comparator group." Please
help us to understand the basis for this conclusion by telling us both the range and
where your total direct compensation fell within the range. Please also include
this information in future filings if you retain this or similar disclosure.

Philosophy and Objectives of Our Compensation Program, page 20

Competitive Compensation Considerations, page 21

7. You state here, as well as elsewhere throughout your compensation discussion
and analysis, that you engage in benchmarking. However, you also state that you

do not target compensation at a particular level relative to the comparator group. With a view toward future disclosure, please clarify for us the manner in which you use comparator group compensation data. We may have additional comments after reviewing your response.

Design of Our Compensation Program, page 21

Incentive Compensation, page 22

8. We note your reference to "K-1 partners" on page 23. In future disclosure, please define "K-1 partners."

Compensation of Executive Officers, page 31

Grants of Plan Based Awards, page 32

Bonus Plan, page 33

9. We note your discussion of the bonus pool. We further note your statement that "[a] target maximum ratio of aggregate compensation and benefits expense for the year . . . to annual revenue or income . . . may also be taken into account." Insofar as it indicates that the calculation of the maximum ratio is permissive and not a consistent, fixed part of your bonus calculation, this statement appears to be inconsistent with your statements on page 22 ("Incentive Compensation") and page 24 ("Impact of 2010 Performance"). With a view toward future disclosure, please reconcile for us this apparent inconsistency.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief